September 30, 2005
via U.S. mail
Daniel V. Gulino
Senior Vice President & General Counsel
Ridgewood Energy
947 Linwood Avenue
Ridgewood, N.J. 07450

      Re:	Ridgewood Energy K Fund, LLC
      Ridgewood Energy L Fund, LLC
      Ridgewood Energy M Fund, LLC
	Amendment No. 1 to Registration Statements on
	Forms 10
      Filed September 1, 2005
	File Nos. 0-51266, 0-51267, 0-51268, respectively

Dear Mr. Gulino:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note your response to our prior comment 5. Despite your specification of what such investor kits are used for and to whom they are distributed, please explain to us whether suitability questionnaires are sent out prior to or at the same time as the investor kits.

2. We have reviewed your response to prior comment 5. Please have the broker-dealers with whom you work as well as the registered representatives of the largest broker dealer clients, confirm that they in practice, as well as theory, impose strict prohibitions against the general solicitation of investors for the funds.

Where you can get more information

3. Please revise the disclosure to reflect the change in the Securities and Exchange Commission`s address to 100 F Street NE,
Washington, DC 20549.

Ridgewood Energy K Fund, LLC

Form 10/A

Projects, page 2

1. Please update you project status. For example, but without limitation, we note under your description of West Cameron 556 you indicate your plan to drill an exploratory well during the second quarter of 2005 while that quarter has lapsed.

Selected Financial Data

2. We note you have labeled the sum of expenses, excluding
"investment fees" as "loss from operation" which is not comparable to loss from operations as presented under GAAP. Please revise the title of this metric to adequately describe its nature or remove this metric from your presentation. Refer to Item 10(e)ii(E) of Regulation S-K.

3. We note that you have excluded your investment fee from your computation of "loss from operations" which represents total expenses. Additionally you describe investment fees as a one time management service fee although fees from management services are reoccurring. Please demonstrate how it is appropriate to characterize this as a one time fee in view that management is performing ongoing services. Confirm that that this fee is not a commission, if true.

Results of operations

4. Your discussion of results of operations appears to generally exclude a discussion and analysis of underlying factors contributing to significant expenses and revenues. Without limitation for example, it is not apparent what factors contributed to your high dry hole costs and limited drilling success. When describing various conditions and effects, it should be clear whether such matters are external or internal, and temporary or permanent. The interrelationships between the various factors identified, and their relative significance, should be apparent. Please refer to the guidance in Regulation S-K, Instruction 3 to Paragraph 303(a), and FRC Section 501.12.b.4; revise your discussion accordingly.

5. Please tell us, and to the extent appropriate disclose in your document, the expected effects of the recent hurricane and other weather activity in the Gulf of Mexico on your operations.

Financial Statements

Report of Independent Registered Public Accounting Firm

6. We note your auditors` report does not cover the period of March
1, 2004, date of formation to March 30, 2004. Please obtain an audit for the entire period since inception.

Balance Sheet

7. Please identify and report all related party amounts on the face
of your balance sheets.
8. We note that you have combined accrued liabilities and accounts
payable into one line item on the face of your balance sheet.   To
the extent that this line item includes amounts that individually exceed 5% of the respective total current liabilities, report them separately, either in a footnote or on the face of the financial
statements.   Refer to Rules 5-02(8) and (20) of Regulation S-X.
9. Please revise your balance sheet presentation of equity to distinguish between amounts ascribed to each ownership class, as applicable. The equity attributed to the manager should be stated separately from the equity of the unit holders, and changes in the number of equity units authorized and outstanding should be shown for each ownership class, as applicable.


Statements of Operations

10. Please identify and report all related party amounts on the face of your statements of operations.

11. Please revise your statements of operations, selected financial data, and discussion of results of operations to exclude interest income as a component of revenue. Interest earned is more appropriately characterized as other income. Refer to Rule 5-03(b) of
Regulation S-X.

12. Please revise your statement of operations to clearly show the aggregate amount of net income (loss) allocated to the manager and the aggregate amount allocated to the unit holders. Additionally disclose the results of operations on a per unit basis.

Statements of Cash Flows

13. Please revise your statement of cash flows to separately show acquisitions and capitalized costs related to oil and gas properties as a component of investing activities.

14. Please remove the subtotal included in your operating cash flows, as this measure is not contemplated by SFAS 95.

15. Please explain why dry hole costs expensed are not included as an adjustment from net income to operating cash flows.

16. Please explain why exploratory drilling costs initially capitalized in accordance with paragraph 19 of SFAS 19 are not classified as an investing activity.

Note 1 Organization and Purpose

17. Please expand your discussion to describe the role and responsibility of the manager. We note your related disclosures in
Note 2, 4 and 5.

Note 2 - Summary of Significant Accounting Policies

Oil and Gas Properties

18. We note that you have characterized certain of your development costs as unproved although paragraph 21 of SFAS 19 designates development costs as those costs incurred to obtain access to proved reserves. Paragraph 19 of SFAS 19 indicates that costs associated with drilling and equipping exploratory wells and exploratory-type stratigraphic wells are typically capitalized pending determination of proved reserves and are characterized as exploratory costs. Accordingly please revise your disclosures to appropriately characterize your capitalized costs in a manner consistent with SFAS
19.

19. We note that you have not disclosed your accounting policy for exploratory drilling costs which are suspended until determination of proved reserves associated with those costs. Although your reference to FSP 19-1 under note 3 suggests that considerations regarding suspended well costs would not have a material impact on your current operations it is unclear how you determined this since you appear to have capitalized costs associated with unproved properties.
Please
submit the disclosure revisions that you believe would be responsive to our February 11, 2005 Industry Letter, posted on our website at www.sec.gov/divisions/ corpfin/guidance/oilgas 021105.htm. Your disclosures should convey the status of the significant properties or projects involved, including the anticipated timing of when you expect to be able to determine whether or not proved reserves have been found in relation to capital costs associated with exploratory wells.

Revenue Recognition

20. Please expand your revenue recognition policy disclosure regarding how you account for gas imbalances. Refer to EITF 90-22.

Asset Retirement Obligation

21. We note your disclosure indicating your asset retirement obligation cannot be reasonably estimated since retirement dates are indeterminate. Please demonstrate how retirement dates are not reasonably estimated. Explain to us how you considered the
development and productive life of your proved reserves.   We note
that designating reserves as proved necessitates estimates of production life. To the extent you determine that an asset retirement obligation can be reasonably estimated please revise your financial statements and disclosures accordingly.

Note 8, Costs Relating to Oil and Gas Activities

22. We note your description of certain capitalized costs as intangible which does not appear consistent with SFAS 19 since that statement does not contemplate characterization of intangible capitalized costs. Additionally it appears you may need to reassess your capitalization of "development" costs related to unproved properties since such costs are typically associated with proved properties under the successful efforts method.

23. Please revise your disclosure of results of operations for oil and gas producing activities to include exploration expense. Refer to paragraph 24 of SFAS 69.

Ridgewood Energy L Fund, LLC

Form 10/A

General
24. Please revise your From 10/A as necessary to comply with all applicable comments written on your Form 10/A of Ridgewood K Fund LLC above. Your revisions should include enhanced disclosure to MD&A, the financial statements, and notes to the financials statements based on principles underlying the comments.
25. We note that you have labeled your operations as in the development stage although you have no proved reserves. Since you are in an extractive industry, it will be necessary to revise the disclosures and labeling throughout your document to characterize the company as an "exploratory stage" entity, rather than a "development stage" entity, as that term has specific meaning within the extractive industry which describes an advanced operating stage in which proved reserves have been determined.

Report of Independent Registered Public Accounting Firm

26. We note that Ridgewood Energy L Fund, LLC was formed on May
27,
2004, however your auditors` report and financial statement headings indicate July 1, 2004 as the date of inception. Please obtain an audit for the period from August 2, 2004 through September 6, 2005.
Additionally, have your auditors revise their report along with revising your financial statement headings to include the date of inception of August 2, 2004 and the period from August 2, 2004 through September 6, 2005. Refer to Paragraph 11 of SFAS 7.

Statement of Shareholders` Capital

27. We note your statement of members` equity includes
"Syndication
Costs" although your balance sheet characterizes this item as contributed capital. Please revise your statement of stockholder`s equity in a manner consistent with your balance sheet presentation.


Ridgewood Energy M Fund, LLC

Form 10/A

28. Please revise your From 10/A as necessary to comply with all applicable comments written on your Form 10/A of Ridgewood K Fund LLC and Ridgewood L Fund LLC above. Your revisions should include enhanced disclosure to MD&A, the financial statements, and notes to the financials statements based on principles underlying the comments.

Report of Independent Registered Public Accounting Firm

29. We note that Ridgewood Energy M Fund, LLC was formed on August
2,
2004, however your auditors` report and financial statement headings indicate September 7, 2004, as the date of inception. Please obtain an audit for the period from August 2, 2004 through September 6, 2005. Additionally, please have your auditors revise their report along with revising your financial statement headings to include the date of inception of August 2, 2004. Refer to Paragraph 11 of SFAS 7.

Statements of Shareholders` Capital

30. We note that you have labeled balances as of December 31, 2004 as
"unaudited", although the auditor`s report indicates that such balances are audited. Please revise your disclosures as appropriate.

31. We note you have not labeled each category of equity transactions presented in your statement of members` equity for the six months ended June 30, 2005 as "unaudited". Please revise your presentation accordingly.
Forms 10-Q for the Fiscal Quarter Ended June 30, 2005
32. Please revise your Forms 10-Q for the Ridgewood entities above as necessary to comply with all applicable comments written on your Forms 10/A for each entity above. Your revisions should include enhanced disclosure to MD&A, the financial statements, and notes to the financials statements based on principles underlying the comments.
Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jon Duersch at (202) 551-3719 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.
Please contact Mellissa Campbell Duru at (202) 551-3757 or the undersigned at (202) 551-3745 with any other questions.

									Sincerely,


									H. Roger Schwall
									Assistant Director




??

??

??

??

Mr. Gulino
Ridgewood Energy K Fund , LLC
Ridgewood Energy L Fund, LLC
Ridgewood Energy M Fund, LLC
September 30, 2005
page 8



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010